

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

<u>Via E-mail</u>
Ms. Kelly G. Howard
Crowell & Moring LLP
1001 Pennsylvania Avenue NW
Washington, D.C. 20004-2595

> **Re: Signature Group Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A Filed on April 23, 2013 by**
> **New Signature, LLC, et al.**
> **File No. 1-08007**

Dear Ms. Howard:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please mark the preliminary proxy statement and the form of proxy clearly as "Preliminary Copies." See Rule 14a-6(e)(1).

2.   Please fill in the blanks in the proxy statement.

<u>Proposal No. 1 – Election of Directors, page 9</u>

3.   We note the reference at the top of page 9 to the nominees being "independent." Please revise the disclosure to clarify whether the nominees are independent under the independence standards applicable to the registrant, as described in Item 407(a) of Regulation S-K.

Solicitation of Requests; Expenses, page 21

4.   We note the statement that proxies may be solicited by mail, email and telegram. Please be advised that all written soliciting materials must be filed under the cover of Schedule 14A. See Rule 14a-6(b). Please confirm your understanding in this regard.

5.   We further note the statement that proxies may be solicited by telephone and personal solicitation. Please be advised that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, whether the persons making the solicitation are third-party proxy solicitors or the participants themselves, must be filed under the cover of Schedule 14A. See Rule 14a-6(c). Please confirm your understanding in this regard.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3317 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Alexandra M. Ledbetter

                                        Alexandra M. Ledbetter
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions